Exhibit 12.1

HD SUPPLY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio data)

	Fiscal Year Ended(1)
	January 29, 2017	January 31, 2016	February 1, 2015	February 2, 2014	February 3, 2013
Income (loss) from continuing operations before provision (benefit) for income taxes	$343	$242	$(2)	$(205)	$(1,113)
Add:
Interest expense	269	394	462	528	658
Portion of rental expense under operating leases deemed to be the equivalent of interest	51	46	42	38	35
Adjusted earnings	$663	$682	$502	$361	$(420)
Fixed charges:
Interest expense	$269	$394	$462	$528	$658
Portion of rental expense under operating leases deemed to be the equivalent of interest	51	46	42	38	35
Total fixed charges	$320	$440	$504	$566	$693
Ratio of earnings to fixed charges(2) (3)	2.1x	1.6x

(1)          The fiscal year ended February 3, 2013 includes 53 weeks. All other fiscal years reported include 52 weeks.

(2)          For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes plus fixed charges.  Fixed charges include cash and non-cash interest expense, whether expensed or capitalized, amortization of deferred financing costs, amortization of the THD Guarantee and the portion of rental expense representative of the interest factor.  The THD Guarantee refers to The Home Depot Inc.’s guarantee of our payment obligations for principal and interest of the 2007 Term Loan under the 2007 Senior Secured Credit Facility. The THD Guarantee was terminated in the April 2012 refinancing transactions.

(3)          For fiscal years ended February 1, 2015, February 2, 2014, and February 3, 2013, our earnings were insufficient to cover fixed charges by $2 million, $205 million, and $1,113 million, respectively.